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                                                                   Exhibit 99.17



FOR IMMEDIATE RELEASE

Contact:    Gerald D. Stethem
            Senior Vice President & Chief Financial Officer
            NCS HealthCare, Inc.
            216-378-6808




                     DELAWARE CHANCERY COURT RULES IN FAVOR
                              OF NCS/GENESIS MERGER


Beachwood, Ohio - (November 25, 2002) NCS HealthCare, Inc. (NCSS.OB) announced today that the Delaware Court of Chancery ruled in favor of NCS's proposed merger with Genesis Health Ventures, Inc. (NASDAQ:GHVI) by denying a request for a preliminary injunction that would have delayed or possibly prevented that transaction. The Court also rejected plaintiffs' claims that the NCS Board of Directors breached its fiduciary duties by approving the merger agreement with Genesis and certain related voting agreements. In its opinion, the Delaware Chancery Court noted that the "record suggests that [the NCS] directors pursued a rational process, in good faith and without self-interest, and were adequately apprised of all material information reasonably necessary to their decision."

In response to the Court's ruling, NCS Chairman, Jon Outcalt, said "we are extremely pleased by this outcome. The Delaware Chancery Court's opinion confirms what we have known all along: that the NCS Board at all times acted in the best interests of NCS's stakeholders and in strict compliance with our fiduciary duties. With this litigation behind us, we can now refocus our efforts on completing the Genesis merger - a transaction that we believe represents an excellent opportunity for NCS and its stakeholders."

Kevin Shaw, NCS President and CEO, said that he was gratified by the strong opinion issued by the Delaware Chancery Court - the premier court in the world for adjudicating corporate controversies - upholding the actions of the NCS Board. The Court noted that "the overall quality of testimony given by the NCS directors is among the strongest this court has ever seen" and that the depositions of the NCS directors "make manifest the care and attention given this project by every member of the board."

NCS stockholders are scheduled to vote on the Genesis merger at a special meeting to be held on December 5, 2002. Due to the voting agreements entered into by Messrs. Outcalt and Shaw, who collectively own approximately 64% of NCS's total voting power, stockholder approval of the merger is assured. The Genesis merger is now expected to be completed on or about December 12, 2002.

NCS noted that an earlier ruling of the Delaware Chancery Court holding that Omnicare, Inc. did not have standing to assert certain claims against the NCS directors and that the voting agreements entered into by Messrs. Outcalt and Shaw did not cause the conversion of the high vote Class B shares into low vote Class A shares has been appealed by Omnicare to the Delaware Supreme Court and that the appeal is scheduled to be heard on December 3, 2002.

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NCS is represented by special outside legal counsel Benesch, Friedlander, Coplan
& Aronoff LLP and Skadden, Arps, Slate, Meagher & Flom LLP and financial advisor Candlewood Partners LLC.

                                    * * * * *

NCS HealthCare, Inc. is a leading provider of pharmaceutical and related services to long-term care facilities, including skilled nursing centers, assisted living facilities and hospitals. NCS serves approximately 200,000 residents of long-term care facilities in 33 states and manages hospital pharmacies in 10 states.


In connection with the special meeting of stockholders relating to NCS's proposed merger with Genesis Health Ventures, Inc. and a pending tender offer from Omnicare, Inc., NCS HealthCare, Inc. has filed certain materials with the Securities and Exchange Commission, including a definitive proxy statement and a Solicitation/Recommendation Statement on Schedule 14D-9. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials, as well as other materials filed with the Securities and Exchange Commission concerning NCS HealthCare, Inc., at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from NCS HealthCare, Inc. by directing a request to NCS HealthCare, Inc. at 3201 Enterprise Parkway, Suite 220, Beachwood, Ohio 44122;
Attn: Investor Relations. NCS HealthCare, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's stockholders with respect to the special meeting described above. Information concerning such participants is contained in NCS HealthCare's proxy statement relating to the proposed merger with Genesis Health Ventures, Inc.